May 31, 2019

Mr. Ameen Hamady
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Matthews International Corporation
Form 10-K for the year ended September 30, 2018
Filed on November 20, 2018
Form 8-K filed on May 3, 2019
File No. 000-09115

Dear Mr. Hamady:

Thank you for your review of the above referenced documents filed by Matthews International Corporation ("Matthews" or the "Company"). Pursuant to your request, the Company provides the following responses to the comments provided in your letter dated May 13, 2019.

Form 10-K for the period ended September 30, 2018

Long-Term Debt, page 52

Securities and Exchange Commission (“SEC”) Comment No. 1:

With respect to your $11.2 million receivable recorded in Other Assets related to amounts drawn upon a letter of credit issued by the Company, please tell us and expand your disclosures herein, or within your Critical Accounting Policies section, to address how the Company continually assesses the collectability of this receivable and address any material underlying judgments and assumptions involved in this assessment.

Response:

As disclosed in the Company’s Form 10-K for the period ended September 30, 2018, a letter of credit issued by the Company in the amount of £8.6 million was inappropriately drawn upon by a customer in September 2014. The letter of credit had been issued by the Company with respect to a performance guarantee on a project in Saudi Arabia. Management assessed the customer’s claim to be without merit and continues to pursue necessary legal actions toward recovery of these funds. However, this particular legal matter involves multiple foreign jurisdictions because the contract between the parties included a venue clause requiring the venue for any litigation to be in the United Kingdom, while the enforcement of the judgment is being executed in Saudi Arabia. To date, the Company has successfully completed litigation of this matter in the court of the United Kingdom, resulting in a ruling completely in favor of Matthews following a trial on the merits. In order to secure enforcement of the judgment, the Company then initiated litigation and is now pursuing a trial on the merits in Saudi Arabia, which is scheduled to occur later in calendar year 2019. The Company remains confident regarding the pending trial on the merits in Saudi Arabia, and expects to be in a position to enforce the judgment and initiate collection efforts following completion of that trial.

In assessing the accounting and related disclosures for this matter, the Company considered the guidance within the Accounting Standards Codification Topic 310, Receivables ("ASC 310") and related guidance within Topic 450, Contingencies. ASC 310 specifically addresses contingencies related to receivables, and directs a company to recognize a loss from an uncollectible receivable when it is both probable, and can be reasonably estimated. In accordance with this guidance, the Company has determined a loss is reasonably possible, but not probable, and thus has provided disclosures regarding this matter, including the potential for an unfavorable financial impact on the Company’s results of operations. In accordance with its disclosure controls, the Company has also made periodic updates to its disclosures with each periodic filing to report progress on the matter as significant developments have occurred.

The Company continuously monitors the status of this legal matter, and completes a periodic assessment of the accounting and collectability for its long-term receivable based upon current facts and circumstances. Given the unequivocal favorable outcome of litigation efforts thus far, the Company remains highly confident that it will be in a position to initiate collection efforts following the completion of its pending trial in Saudi Arabia. However, it is necessary to obtain the equivalent favorable ruling in the Saudi Arabia court to enforce judgment and commence collection efforts. The Company’s level of success in recovering funds from the customer will depend upon a number of factors including, a successful completion of the pending trial on the merits in Saudi Arabia, the availability of recoverable funds, and the subsequent level of cooperation from the Saudi Arabian government to enforce a potential judgment against the creditor. The Company is confident on the merits and has received assurances of the government's cooperation in any collection efforts, to the extent necessary. Throughout the course of these proceedings, the Company has not identified any information that adversely affected its assessment of this receivable's recoverability.

In response to the Staff's comment, in future periodic SEC filings, the Company will continue to provide updated disclosures on this matter as significant developments occur, including its accounting assessment of collectability in accordance with the guidance referenced above, as necessary.

Item 2.02 of Form 8-K filed May 2, 2019

General

SEC Comment No. 2:

Please revise the bullet point highlights to also present the corresponding GAAP measure related to Adjusted EBITDA with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

In accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations, it is the Company’s intent to consistently provide comparable GAAP financial measures with equal or greater prominence whenever non-GAAP financial measures are disclosed within its earnings press releases. This approach is demonstrated by the Company’s inclusion of GAAP EPS, along with non-GAAP adjusted EPS within the introductory bullet points of the Company’s May 2, 2019 earnings press release.

Item 10(e)(1)(i)(A) of Regulation S-K requires registrants to present the most directly comparable GAAP measures when non-GAAP measures are included in documents filed with the SEC, including earnings releases furnished under Item 2.02 of Form 8-K. The Company acknowledges that Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations also indicates that net income should be used to reconcile the non-GAAP measures of EBIT or EBITDA. The Company believes that it has complied with the requirements of Regulation S-K by including GAAP EPS (a representation of net income on a per share basis) within the introductory bullet points of its May 2, 2019 press release. The Company considered GAAP EPS (which is a per share measure of GAAP net income) as a comparable earnings measure to adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”), and it was presented with equal or greater prominence.

However, in response to the Staff's comment, in future earnings press releases, the Company will include the measure of net income as its corresponding GAAP measure related to adjusted EBITDA, with equal or greater prominence.

SEC Comment No. 3:

Please revise your disclosures to provide a reconciliation of Adjusted EPS to GAAP EPS in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

In preparing its reconciliations of non-GAAP financial measures, the Company considered the requirements of Item 10(e)(1)(i)(B) of Regulation S-K which requires reconciliations of non-GAAP financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP. The Company also considered Question 102.05 of the Non-GAAP Compliance and Disclosure Interpretations which indicates that non-GAAP per share performance measures should be reconciled to GAAP earnings per share.

In a letter dated February 20, 2018, the SEC Staff requested that the Company disclose the tax effect of non-GAAP adjustments as a separate reconciling item. In response to the SEC Staff's request, the Company adjusted its prospective filings to disclose the income tax rate that was used to derive the tax-effects of non-GAAP reconciling items for each period presented. The Company also revised its earnings press release disclosures to include a tabular calculation that presents a reconciliation of the GAAP measure, net income attributable to the Company, with the non-GAAP measures, adjusted net income and adjusted EPS, in an attempt to be responsive to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Non-GAAP Compliance and Disclosure Interpretations. In preparing its tabular reconciliation, the Company considered the GAAP measure, net income attributable to the Company, to be a directly comparable financial measure to the non-GAAP measure, adjusted EPS (the per share measure of adjusted net income).

In response to the Staff’s current comment, in future earnings press releases, the Company will expand this reconciliation table included within its earnings press release to include the comparable per share amounts for all line items of the existing tabular disclosure, thus providing a reconciliation of non-GAAP adjusted EPS with GAAP EPS.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, that the SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the filings, and the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact me at 412-442-8262.

Sincerely,

/s/Steven F. Nicola
Steven F. Nicola
Chief Financial Officer